
02033619

1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549


SEC MAIL PROCESSING
RECEIVED
MAY 1 9 2002
WASH. D.C. 164 SECTION

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2002

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant's Name into English)

No.121 Park Avenue III
Science-Based Industrial Park
Hsin-chu, Taiwan

(Address of Principal Executive Offices)


PROCESSED
MAY 2 0 2002
THOMSON
FINANCIAL

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F __V__ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No __V__

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: _______.)

Taiwan Semiconductor Manufacturing Company Limited

May 09, 2002

This is to report the changes or status of 1)Sales volume 2) funds lent to other parties
3) Endorsements and quarantees 4) Financial derivative transactions for the period of April 2002.

1) Sales volume (NT$: Thousand)

Time	*Items*	*2001*	*2000*	*Changes*	(%)
Apr	*Invoice amount*	12,565,902	9,430,050	3,135,852	33.25%
Jan - Apr	*Invoice amount*	50,643,275	49,072,930	1,570,345	3.20%
Apr	*Net sales*	13,366,231	9,231,717	4,134,514	44.79%
Jan - Apr	*Net sales*	49,155,945	48,752,464	403,481	0.83%

2) Funds lent to other parties (NT$ Thousand)

	Limit of lending	*April*	*Bal. As of period end*
TSMC	36,265,106	-	-
TSMC's subsidiaries	0	(2,830)	347,170

3) Endorsements and quarantees (NT$ Thousand)

	Limit of endorsements	*April*	*Bal. As of period end*
TSMC	54,397,659	(211,684)	25,968,316
TSMC's subsidiaries	N/A		0
TSMC endorses for subsidiaries		(211,684)	25,968,316
TSMC's subsidiaries endorse for TSMC		0	0
TSMC endorses for PRC companies		0	0
TSMC's subsidiaries endorse for PRC companies		0	0

4) Financial derivatives transactions

a-1. Hedging purpose (for assets / liabilities denominated in foreign currencies)

Underlying assets / liabilities	Liabilities:	YEN:	5,440,911,000
		EUR:	36,000,000
	Assets:	US$	1,210,000,000
Financial instruments			FX forward contracts
Realized profit (loss)			NT$3,273,515

a-2. Hedging purpose (for the position of floating rate liabilities)

Underlying assets / liabilities	Liabilities:	NT$5,000,000,000
Financial instruments		Interest rate swap
Realized profit (loss)		-

b. Trading purpose: None.

TSMC Monthly Sales Report – April 2002

Hsin-Chu, Taiwan, May 9, 2002– Taiwan Semiconductor Manufacturing Company Ltd. ("TSMC" or "the Company") (TAIEX: 2330, NYSE: TSM), today announced that net sales for April 2002 totaled NT$13,366 million, while revenues from January to April 2002 were NT$49,156 million.

TSMC Spokesperson Mr. Harvey Chang noted that the Company's sales continue to trend upward as a result of increasing demand. Revenues for April 2002 registered an 8.9% increase in comparison with those of March 2002, and a remarkable 44.8% increase over the same period a year ago.

# # #

Sales Report: (Unit: NT$ million)

Net Sales	2002[1]	2001	Growth
April	13,366	9,232	44.8%
January through April	49,156	48,753	0.8%

(1): Year 2002 figures have not been audited.

TSMC Spokesperson:
Mr. Harvey Chang
Senior Vice President
Tel: 886-3-578-0221 Ext2075

For further information, please contact:

Mr. J.H. Tzeng
PR Department Manager, TSMC
Tel: 886-3-567-3338
886-928-882-607(Mobile)
Fax: 886-3-567-0121
E-mail: jhtzeng@tsmc.com.tw

Mr. Jesse Chou
Public Affairs Manager, TSMC
Tel:886-3-5673347 (O)
886-932-113-258(Mobile)
Fax:03-5670121
E-Mail:jhchoua@tsmc.com.tw

Ms. Shan-Shan Guo
PR Manager, TSMC
Tel:886-3-5673345(O)
886-939-059-246 (Mobile)
Fax:03-5670121
Email: ssguo@tsmc.com.tw

Attachment A

tsmc

TAIWAN SEMICONDUCTOR MANUFACTURING CO., LTD.
UNCONSOLIDATED BALANCE SHEET
As of Mar 31, 2002 and 2001

(Figures in Millions of New Taiwan dollars (NTD) and U.S. dollars (USD)) (1)

	Mar 31, 2002			Mar 31, 2001		YoY	
ASSETS	USD	NTD	%	NTD	%	Move	%
Cash	1,667	58,349	16.3%	39,984	11.8%	18,365	45.9%
Short Term Investment	70	2,450	0.7%	0	0.0%	2,450	-
Accounts Receivable	469	16,424	4.6%	19,140	5.7%	(2,715)	-14.2%
Inventories	278	9,718	2.7%	8,036	2.4%	1,683	20.9%
Other Current Assets	157	5,492	1.5%	6,473	1.9%	(981)	-15.1%
Total Current Assets	2,641	92,434	25.9%	73,632	21.8%	18,802	25.5%
Long Term Investment	898	31,419	8.8%	33,065	9.8%	(1,645)	-5.0%
Fixed Assets	10,297	360,378	100.9%	316,439	93.7%	43,939	13.9%
Less Accumulated Depreciation	-4,324	(151,352)	-42.4%	(105,402)	-31.2%	(45,950)	43.6%
Net Fixed Assets	5,972	209,026	58.5%	211,038	62.5%	(2,012)	-1.0%
Other Assets	694	24,307	6.8%	19,959	5.9%	4,348	21.8%
Total Assets	10,205	357,186	100.0%	337,693	100.0%	19,493	5.8%
LIABILITIES							
Short Term Credit Instruments	257	9,000	2.5%		0.0%	9,000	
Accounts Payable	596	20,869	5.8%	29,863	8.8%	(8,995)	-30.1%
Total Current Liabilities	853	29,869	8.4%	29,863	8.8%	5	0.0%
Bonds Payable	1,000	35,000	9.8%	29,000	8.6%	6,000	20.7%
Other Long Term Liabilities	303	10,609	3.0%	8,811	2.6%	1,798	20.4%
Total Liabilities	2,157	75,478	21.1%	67,674	20.0%	7,804	11.5%
SHAREHOLDERS' EQUITY							
Capital Stock	5,181	181,326	50.8%	129,894	38.5%	51,432	39.6%
Capital Surplus	1,633	57,159	16.0%	55,286	16.4%	1,873	3.4%
Legal Reserve	491	17,180	4.8%	10,689	3.2%	6,491	60.7%
Special Reserve	10	350	0.1%	1,091	0.3%	(741)	-67.9%
Retained Earnings	759	26,565	7.4%	73,564	21.8%	(46,999)	-63.9%
Treasury Stock	(60)	(2,104)	-0.6%	0	0.0%	(2,104)	-
Unrealized loss on long-term investments	0	0	0.0%	(13)	0.0%	13	-100.0%
Cumulated Translation Adjustment	35	1,233	0.3%	(492)	-0.1%	1,724	-
Total Equity	8,049	281,709	78.9%	270,019	80.0%	11,689	4.3%
Total Liabilities & Shareholders' Equity	10,205	357,186	100.0%	337,693	100.0%	19,493	5.8%

Note : (1) New Taiwan dollar amounts have been translated into U.S. dollars at the rate of NT$35.00 per U.S. dollar at the end of Mar, 2002



TAIWAN SEMICONDUCTOR MANUFACTURING CO., LTD.

UNCONSOLIDATED INCOME STATEMENT

For the Three Months Ended March 31, 2002 and 2001

(Expressed in Millions New Taiwan Dollars (NTD) and U.S. Dollars (USD) [1]
Except for Per Share Amounts and Shares Outstanding)

	Year over Year Comparison					Sequential Comparison				
	1Q 2002		% of	1Q 2001	YoY	1Q 2002		% of	4Q 2001	QoQ
	USD	NTD	Sales	NTD	Chg %	USD	NTD	Sales	NTD	Chg %
Net Sales	1,021	35,790	100.0	39,521	(9.4)	1,021	35,790	100.0	33,130	8.0
Cost of Sales	(678)	(23,763)	(66.4)	(25,992)	(8.6)	(678)	(23,763)	(66.4)	(22,041)	7.8
Gross Margin	343	12,027	33.6	13,528	(11.1)	343	12,027	33.6	11,089	8.5
Operating Expenses										
General and Administrative Expenses	(33)	(1,147)	(3.2)	(1,200)	(4.5)	(33)	(1,147)	(3.2)	(1,710)	(32.9)
Selling and Marketing Expenses	(5)	(158)	(0.4)	(574)	(72.4)	(5)	(158)	(0.4)	(612)	(74.1)
Research and Development Expenses	(72)	(2,540)	(7.1)	(2,497)	1.7	(72)	(2,540)	(7.1)	(2,908)	(12.7)
Total Operating Expenses	(110)	(3,845)	(10.7)	(4,272)	(10.0)	(110)	(3,845)	(10.7)	(5,230)	(26.5)
Income from Operations	233	8,182	22.9	9,257	(11.6)	233	8,182	22.9	5,859	39.6
Net Non-operating Income (Expenses)	(6)	(218)	(0.6)	(305)	(28.5)	(6)	(218)	(0.6)	187	-
Investment Income (Loss)	(27)	(946)	(2.6)	(1,522)	(37.8)	(27)	(946)	(2.6)	(1,748)	(45.9)
Income before Income Tax	200	7,018	19.6	7,430	(5.5)	200	7,018	19.6	4,298	63.3
Income Tax Credit (Expenses)	(12)	(430)	(1.2)	991	-	(12)	(430)	(1.2)	215	-
Net Income	188	6,588	18.4	8,420	(21.8)	188	6,588	18.4	4,514	46.0
Diluted Earnings Per Ordinary Share [4]	0.011	0.39		0.49	(21.9)	0.011	0.39		0.26	47.5
Earnings Per ADR [2]	0.055	1.93		2.47		0.055	1.93		1.31	
Weighted Average Outstanding Shares ('M) [3]		16,794		16,833			16,794		16,833	

Note: (1) New Taiwan dollars have been translated into U.S. dollars at the weighted average rate of NTD35.05 per U.S. dollar for the first quarter of 2002.

(2) 1 ADR equals 5 ordinary shares.

(3) Total weighted average outstanding shares were 16,794,057K in 1Q02 due to decline in treasuary stock for 38,497 thousand shares and 16,832,554K in 4Q01;
Total weighted average outstanding shares were 16,832,554K in 1Q01 due to restatement by tracing back bonus and stock dividend shares (original 11,689,365K shares).

(4) The dividend of preferred stock, NT$13,000 million at 3.5% of annual rate, was deducted before EPS calculation in 2002.

Attachment C

tsmc

TAIWAN SEMICONDUCTOR MANUFACTURING CO., LTD.
UNCONSOLIDATED STATEMENT OF CASH FLOWS

For the Three Months Ended Mar. 31, 2002 and 2001

(Figures in Million of New Taiwan dollars (NTD) and U.S. dollars (USD)) (1)

	3 MTHS 2002		3 MTHS 2001
	USD	NTD	NTD
Cash Flows from Operating Activities:			
Net Income	188	6,588	8,420
Depreciation & Amortization	366	12,842	11,682
Investment Loss Recognized by Equity Method	27	946	1,522
Gain on sale of long-term investments	0	2	
Deferred Tax on Investment Tax Credit	12	427	(994)
Changes in Working Capital & Others	5	182	4,540
Net Cash Provided from Operating Activities	599	20,987	25,171
Cash Flows from Investing Activities:			
Increase in Short-Term Investments	(70)	(2,450)	
Acquisition of Fixed Assets	(188)	(6,599)	(18,840)
Proceeds from Disposal of Properties	13	439	12
Decrease in Deposit out	1	37	63
Increase in Long-Term Investments	(41)	(1,423)	(1,336)
Proceeds from Sales of Long-Term Stock Investments	0	1	5
Increase in Deferred Assets	(23)	(805)	(438)
Net Cash Used in Investing Activities	(308)	(10,800)	(20,534)
Cash Flows from Financing Activities:			
Increase Long-Term Bank Loans	428	15,000	
Decrease Obligation under Capital Lease			(25)
Decrease in Guarantee Deposits & Others	(7)	(241)	(293)
Net Cash Used in Financing Activities	421	14,759	(318)
Net Increase (Decrease) in Cash and Cash Equivalents	712	24,945	4,319
Cash and Cash Equivalents at Beginning of Period	953	33,404	35,664
Cash and Cash Equivalents at End of Period	1,665	58,349	39,984

Note : New Taiwan dollar amounts have been translated into U.S. dollars at the rate of NTD35.05 per U.S. dollar.



FOR IMMEDIATE RELEASE

CONTACT IN TAIWAN
Julie Chan / Leon Ku
Finance Division
TSMC
invest@tsmc.com.tw
886/3567-2664/ 886/3567-2282

CONTACT IN NEW YORK
Daniel Loh/Mami Ogawa
Director/Vice President
Thomson Financial/Carson
dan.loh@tfn.com/mami.ogawa@tfn.com
212/701-1998/ 212/701-1824

Taiwan Semiconductor Manufacturing Company, Ltd. Announces First-Quarter Unconsolidated Results for the Period Ended March 31, 2002

Hsin-Chu, Taiwan, R. O. C., May 9, 2002 – Taiwan Semiconductor Manufacturing Company, Ltd. (TAIEX: 2330, NYSE: TSM) ("TSMC" or "the Company"), the world's largest dedicated semiconductor foundry company, today announced its unconsolidated results of operations for the first quarter ended March 31, 2002. All figures were prepared in accordance with generally accepted accounting principles in Taiwan, which differ in some material respects from generally accepted accounting principles in the United States.

Main Topics Discussed in This Release

- Change in Business Practice
- 1Q02 Results: Year-Ago Comparison
- 1Q02 Results: Sequential Comparison
- Planned Capital Expenditure and Capacity
- Guidance and Outlook
- Conference Call Information

Change in Business Practice

- Effective January 1, 2002, TSMC adopted a new business practice regarding wafer sales to North American clients. Rather than booking such sales as direct sales by TSMC as in the past, wafer sales to North America are now made to TSMC NA. TSMC NA then re-sells the wafers to the end customers, after a markup covering costs, services, and a margin commensurate with their efforts. TSMC, meanwhile, will no longer be required to reimburse TSMC NA for its overhead. TSMC believes that this new practice will bring about a more streamlined operation that will result in higher quality customer servicing.

- Had the prior business practice remained in effect during 1Q02:
  - TSMC's revenue in the quarter would have been NT$227 million higher;
  - TSMC's gross margin would have been NT$227 million higher; and
  - TSMC's operating expenses would have been NT$227 million higher.
  - TSMC's operating income, however, is not affected by this change.

1Q02 Results: Year-Ago Comparison Highlights

- Net sales[1] declined 9% to NT$35,790 million.
- Quarterly sales[1] of 8-inch equivalent wafers decreased 15% to 599K units.
- Capacity utilization decreased to 67% from 70%.
- Operating income declined 12% to NT$8,182 million.
- Net income declined 22% to NT$6,588 million.
- Diluted earnings per common share (EPS) decreased to NT$0.39 from NT$0.49, or US$0.055 per ADR versus US$0.076 per ADR.[2]

Net Sales:

Net sales in the first quarter of 2002 totaled NT$35,790 million (including NT$3,842 million contributed from affiliates), down 9% from NT$39,521 million (including NT$4,288 million contributed from affiliates) in the year-ago period, primarily reflecting lower unit sales offset in part by a higher average selling price (ASP) in New Taiwan dollars. Unit shipments of 8-inch equivalent wafers, including sales by affiliates, declined 15% to 599K units in 1Q02 compared with 702K in 1Q01. ASP in New Taiwan dollars increased 7% in 1Q02 versus the same period last year, primarily due to the U.S. dollar's appreciation against the NT dollar (up 7% to NT$35.05/$ from NT$32.61/$).

Table 1 summarizes TSMC's 1Q02 and 1Q01 sales by application, technology, customer type and geography.

---

[1] Including wafers manufactured by affiliates: WaferTech, Vanguard and SSMC.

[2] Earnings per share for 1Q01 have been restated to reflect a 40% stock dividend and employee profit sharing of 5,143,189K shares in July 2001. Total weighted average outstanding shares were 16,794,057K in 1Q02 and 16,832,554K in 1Q01.

Table 1: Sales Breakdown Based on Revenue (Including Affiliates)[3]

Segment:	1Q02	1Q01	Segment:	1Q02	1Q01
Application[3]	(Revenue)	(Revenue)	Customer Type	(Revenue)	(Revenue)
Computer	56%	32%	Fabless	78%	64%
Communication	18%	31%	IDM	21%	36%
Consumer	21%	16%	System	1%	-%
Industrial / Others	3%	3%			
Memory	2%	18%			
Technology[3]	(Revenue)	(Revenue)	Geography	(Revenue)	(Revenue)
$X \le 0.13\ \mu$	1%	-%	North America	78%	59%
$0.13\ \mu < X \le 0.15\ \mu$	30%	1%	Asia Pacific	14%	18%
$0.15\ \mu < X \le 0.18\ \mu$	22%	17%	Europe	3%	10%
$0.18\ \mu < X \le 0.25\ \mu$	25%	34%	Japan	5%	13%
$0.25\mu < X \le 0.35\ \mu$	13%	30%			
$X \ge 0.50\ \mu$	9%	18%			

Gross Profit:

Gross profit declined 11% to NT$12,027 million in the first quarter from NT$13,528 million a year ago. Factors contributing to the decline in gross profit included lower capacity utilization (67% in 1Q02 versus 70% in 1Q01) and reduced wafer shipments.

As a percentage of total sales, TSMC's gross margin was 33.6% in 1Q02, off slightly from 34.2% in 1Q01. TSMC's gross margin is comprised of the full margin on wafers manufactured by TSMC and a service charge (which is notably lower than the full margin on wafers manufactured by TSMC) on wafers made by subsidiaries and affiliates. Excluding the component that relates to the activities of subsidiaries and affiliates, the gross margin from TSMC's own manufacturing activities would have been 36.7% in 1Q02 versus 38% in 1Q01.

Operating Expenses:

Operating expenses in 1Q02 declined 10% to NT$3,845 million compared with NT$4,272 million in 1Q01. The change is principally due to lower administrative expense (Fab 12 start-up expense is now a part of COGS) and lower marketing expenses (resulting from the change in business practice mentioned earlier). Even with the accomplishments in 300mm, 0.13um, and copper process as well as the development in 90 nanometer, R&D expenditures in 1Q02 were kept nearly at the same level as that of 1Q01. As a percentage of total sales, operating expenses of 10.7% in 1Q02 were similar to 10.8% in 1Q01.

Net Non-Operating Income/Expenses:

Net non-operating items resulted in a loss of NT$218 million in 1Q02 compared with a loss of NT$305 million in 1Q01. The improvement in this quarter is mainly due to the absence of foreign exchange loss in line with the strengthening of the U.S. dollar and to gains on the disposal of Fab 1 tooling and equipment, offset in part by higher net interest expense (reflecting lower interest income on declining money market rates).

[3] The Company may revise its sales breakdown definitions/methodologies from time to time to enhance the transparency of corporate disclosures and to present management information more effectively. Historical numbers may be restated to conform to these changes. The restatements, when being made, may not be accompanied by relevant details.

Investment Income/Loss:
Investment losses of NT$946 million in 1Q02 compared with an investment loss of NT$1,522 million in the year-ago period. The variance between the two reporting periods primarily reflects lower losses at Vanguard (NT$110 million in 1Q02 versus NT$152 million in 1Q01), Wafertech (NT$429 million in 1Q02 versus NT$1,184 million in 1Q01), and other affiliates (NT$263 million versus NT$360 million) due to more favorable business conditions. This improvement was offset in part by an unfavorable result on certain venture capital investments (a loss of NT$143 million compared with a gain of NT$173 million).

Net Income:
Net income decreased 22% to NT$6,588 million in the latest quarter from NT$8,420 million in the year-ago period. Diluted earnings per share declined to NT$0.39 in 1Q02 from NT$0.49 in 1Q01. Diluted earnings per ADR declined to US$0.055 from US$0.076 per ADR.

1Q02 Results: Sequential Comparison Highlights

- Net sales increased 8%.
- Wafer shipments increased 7%.
- Operating income rose 40%.
- Net income rose 46%.
- Diluted earnings per common share (EPS) of NT$0.39 compared with diluted EPS of NT$0.26 in 4Q01, or US$0.055 per ADR versus US$0.037 per ADR.

Net Sales:
Net sales in 1Q02 totaled NT$35,790 million, up 8% from NT$33,130 million in 4Q01, primarily due to increased wafer sales and a higher ASP in NT dollars, offset in part by the change in business practice mentioned earlier. Sales from wafers manufactured by affiliates contributed 10.7% (NT$3,842 million) to net sales during the quarter compared with 7.7% (NT$2,567 million) in 4Q01. Unit sales of 8-inch equivalent wafers (including contributions from affiliates) increased 7% to 599K units in 1Q02 compared with 558K units in 4Q01. ASP in New Taiwan dollars improved 1.5% versus the previous quarter.

Table 2 summarizes TSMC's 1Q02 and 4Q01 sales by application, technology, customer type and geography.

Table 2: Sales Breakdown Based on Revenue (Including Affiliates)[3]

Segment:	1Q02	4Q01	Segment:	1Q02	4Q01
Application	(Revenue)	(Revenue)	Customer Type	(Revenue)	(Revenue)
Computer	56%	56%	Fabless	78%	71%
Communication	18%	20%	IDM	21%	28%
Consumer	21%	19%	System	1%	1%
Industrial / Others	3%	2%			
Memory	2%	3%			
Technology	(Revenue)	(Revenue)	Geography	(Revenue)	(Revenue)
X ≤ 0.13 μ	1%	- %	North America	78%	80%
0.13 μ < X ≤ 0.15 μ	30%	21%	Asia Pacific	14%	13%
0.15 μ < X ≤ 0.18 μ	22%	24%	Europe	3%	3%
0.18 μ < X ≤ 0.25 μ	25%	29%	Japan	5%	5%
0.25μ < X ≤ 0.35 μ	13%	15%			
X ≥ 0.50 μ	9%	11%			

Gross Profit:

Gross profit increased 8.5% to NT$12,027 million in 1Q02 from NT$11,089 million in 4Q01. Factors contributing to the improvement versus the prior quarter included increased shipment volumes and capacity utilization (67% versus 50% in the previous quarter), largely offset by a higher COGS due to start-up expenses associated with Fab 12 as well as the change in business practice. Gross margin of 33.6% in 1Q02 was little changed from 33.5% in 4Q01. Excluding those wafers that were manufactured by affiliates, the gross margin derived from the Company's own manufacturing activities would have been 36.7% versus 35.9% in 4Q01.

Operating Expenses:

Operating expenses declined 26% to NT$3,845 million in 1Q02 from NT$5,230 million in 4Q01, mainly due to lower marketing expense (largely due to the change of business practice), lower administrative expense (largely due to the treatment of Fab 12 start-up expense as COGS), and lower R&D expenses (largely reflecting the successful completion of the 300mm project). As a percentage of total sales, operating expenses declined to 10.7% in 1Q02 from 15.8% in 4Q01.

Net Non-Operating Income/Expenses:

Net non-operating items resulted in a loss of NT$218 million in 1Q02 compared with a gain of NT$187 million in 4Q01. The result versus the prior period is mainly attributable to much lower insurance claim accruals this quarter.

Investment Income/Losses:

Investment losses of NT$946 million in 1Q02 improved over investment losses of NT$1,748 million in 4Q01. The improvement this quarter was due to better results from Vanguard (a loss of NT$110 million versus a loss of NT$958 million) and WaferTech (a loss of NT$429 million versus a loss of NT$1,152 million), offset in part by an unfavorable result on certain venture capital investments.

Net Income:

Net income increased 46% to NT$6,588 million in 1Q02 from NT$4,514 million in 4Q01. Diluted earnings per common share increased to NT$0.39 from NT$0.26 in the previous quarter. Earnings per ADR, meanwhile, increased to US$0.055 from US$0.037.

1Q02 Liquidity and Capital Resources:
During 1Q02, TSMC generated NT$21.0 billion in cash from operating activities. Depreciation and amortization amounted to NT$12.8 billion. Cash used in investing activities totaled NT$10.8 billion for 1Q02, mainly for advanced-technology capacity and its process developments.

As of March 31, 2002, TSMC had NT$58.3 billion of cash and equivalents on hand, an increase of NT$24.9 billion during the quarter. The buildup of the cash reserve partly reflects a NT$15 billion bond issue during the quarter in anticipation of CAPEX needs going forward. As a result of the bond issue, TSMC's liabilities-to-assets ratio was 21.1% at March 31, 2002 versus 17.4% as of December 31, 2001. The slightly higher financial leverage does not change the fact that TSMC remains a debt free company in substance. The Company's net cash position, in terms of its total cash reserve less interest bearing debt, amounted to NT$16.8 billion at March 31, 2002 versus NT$9.4 billion as of December 31, 2001.

Recent Operations Highlights by TSMC:
Major announcements during 1Q02 and following included:

- TSMC Unveils Nexsys™ -- the Technology for SoC (4/11)
- ATMOS Corporation and TSMC Agree to Collaborate on Compiled SoC-RAM™ Embedded Memory for Nexsys™ 90-Nanometer Process Technology (04/09)
- TSMC Invites World-Renowned Experts to Serve as Independent Board Members and Supervisor (4/4)
- TSMC Awarded Distinguished IEEE Corporate Innovation Award for 2002 (4/2)
- TSMC Reports Minimal Damage Regarding Taiwan Earthquake Occurred on March 31 (04/01)
- ERSO of ITRI and TSMC Joint Forces to Develop MRAM Technology (03/20)
- Simplex Delivers First-Silicon Success for Infineon's Titan 19244, World's First Single-Chip 40 Gbps Framer-Mapper Device -- Simplex's SoC Design Foundry Teams with TSMC on Blockbuster Optical Networking Chip (03/11)
- Philips, STMicroelectronics and TSMC Take Lead in Advanced 90-Nanometer CMOS Process Technologies (03/05)
- TSMC Produces Foundry Industry's First 90-Nanometer Devices (03/05)
- TSMC Board of Directors Proposes NT$1.00 Stock Dividend (02/08)
- TSMC CTO Dr. Chenmin Hu Received 2002 IEEE Solid-State Circuits Award (02/05)
- TSMC Secondary Offering of 52 million ADS at US$16.75 per share (02/01)

Please visit TSMC's Web site (http://www.tsmc.com) for details about these and other announcements.

Capital Commitment and Capacity

Highlights

- Capital expenditure in 2002 will approximate US$2.5 billion, including spending related to the further construction of 300mm fabs.
- Estimated 2002 Capacity:
  Monthly - 332K 8-inch equivalent wafers – as of March 2002
  Monthly - 381K 8-inch equivalent wafers – as of December 2002

Capital Commitment and Capacity in 2002:
TSMC has revised its 2002 capital expenditure estimate upward to approximately US$2.5 billion in light of improving business conditions and earnest customer demand.

Capital expenditures in 2002 will continue to focus on the ramp-up of advanced technology capacity in both 8-inch and 12-inch wafer fabs and on the development of advanced process technologies. In addition, TSMC has announced plans to embark upon the construction of Fab 12 (phase 2) and Fab 14 (phase 2) in the second half of 2002.

TSMC will also continue its efforts to convert and/or reconfigure its trailing-edge tooling and equipment mix so as to increase the amount of capacity dedicated to leading-edge technology processes at minimal cost.

The estimated impact of TSMC's capital spending and conversion/reconfiguration programs on the Company's fab capacity is illustrated in Table 3.

Table 3: 2002 Capacity Managed by TSMC

Fab	Estimated Installed Capacity	
Unit in K (wafer size)	March 2002[4]	December 2002
Fab 2 (6")	80	80
Fab 3 (8")[5]	78	67
Fab 5 (8")	36	35
Fab 6 (8")	37	55
Fab 7 (8")	28	23
Fab 8 (8")	46	60
Fab12 (12")	4	13
WaferTech (8")	28	36
VIS (8")	23	23
SSMC (8")	3	8
Total Capacity (8" Equiv.)[6]	**332[4]**	**381**

[4] Estimated monthly capacity in an ordinary month of 31 workdays free from interruptions by public holidays, annual maintenance, etc. Actual monthly capacity may be less due to public holidays, annual maintenance, and repairs.
[5] Fabs 3 and 4 were consolidated into a single fab during 1Q02.
[6] 6"-wafer is converted into 8"-equivalent wafer by dividing by 1.78; 12"-wafer by multiplying by 2.25.

Guidance and Outlook

- TSMC's customer demand has been gaining strength in an unabated fashion since mid-2001.
- Based upon the current business outlook, guidance for 2Q02 operational results is as follows:
  - We expect that the amount of wafers shipped will grow about 20% sequentially.
  - We expect that ASP will remain essentially unchanged sequentially.
  - We expect that the utilization rate for leading-edge-process technologies (0.18um or more advanced) at TSMC fabs (including WaferTech) to exceed 90%. The overall utilization rate in 2Q02 is expected to be over 80%.
  - We expect steady sequential improvement, quarter over quarter, in both revenue and profit in 2002.

The statements included in this press release that are not historical in nature are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. TSMC cautions readers that forward-looking statements are subject to significant risks and uncertainties and are based on TSMC's current expectations. Actual results may differ materially from those contained in such forward-looking statements for a variety of reasons including, among others, risks associated with cyclicality and market conditions in the semiconductor industry; demand and supply for TSMC's foundry manufacturing capacity in particular and for foundry manufacturing capacity in general; intense competition; the failure of one or more significant customers to continue to place the same level of orders with us; TSMC's ability to remain a technological leader in the semiconductor industry; TSMC's ability to manage expansion of its capacity; TSMC's ability to obtain, preserve and defend its intellectual property rights; natural disasters and other unexpected events which may disrupt production; and exchange rate fluctuations. Additional information as to these and other risk factors that may cause TSMC's actual results to differ materially from TSMC's forward-looking statements may be found in TSMC's Annual Report on Form 20-F, filed with the United States Securities and Exchange Commission on May 9, 2002, and such other documents as the Company may file with, or submit to, the SEC from time to time.

Conference Call Information

- TSMC's quarterly review conference call will be held at 8 A.M. Eastern Time (8 P.M. Taiwan Time) on Thursday, May 9, 2002. The conference call will also be Webcast live on the Internet.
- Investors wishing to listen to the live Webcast and to view summary slides relating to management's quarterly review presentation should visit TSMC's Web site at http://www.tsmc.com at least 15 minutes prior to the broadcast.

  Instructions will be provided on the Web site to ensure that necessary audio applications are downloaded and installed.

  An archived version of the Webcast will be available on the TSMC Web site for six months following the Company's quarterly review conference call and Webcast.
- Investors without Internet access may listen to the conference call by dialing 1-713-481-0083 (Security Code: TSMC).

  Investors using this number will be placed in a "listen only" mode throughout the call.

Company Description:

TSMC is the world's largest dedicated semiconductor foundry, providing the industry's leading manufacturing capacity, process technology, library and IP options, and other leading-edge foundry services. TSMC currently operates one twelve-inch wafer fab, five eight-inch wafer fabs and one six-inch fab. The Company also has substantial capacity commitments at a wholly owned U.S. subsidiary (WaferTech) and two joint-venture fabs (Vanguard and SSMC). TSMC's 300mm wafer fab (Fab 12), the first of its kind in Taiwan, commenced commercial production in January 2002. TSMC's corporate headquarters are in Hsin-Chu, Taiwan. More information about TSMC is available through the World Wide Web at http://www.tsmc.com.

Corporate Headquarters:

Taiwan Semiconductor Manufacturing Company, Ltd.
121, Park Avenue III, Hsin-Chu Science-Based Industrial Park, Hsin-Chu, Taiwan, R. O. C.
Tel: 886/3/578-0221 http://www.tsmc.com

# # #

Business Practice Change

- Effective January 1, 2002, TSMC adopted a new business practice regarding wafer sales to North American clients.
- Rather than booking as direct sales by TSMC as in the past, wafer sales to North America are now made to TSMC NA. TSMC NA then re-sells the wafers to the end customers.
- TSMC NA will charge a markup to cover costs, services, and a margin commensurate with their efforts. TSMC, meanwhile, will no longer reimburse TSMC NA's overhead.
- Impact to our 1Q02 results:
  - ✓ Revenue would have been NT$227 million higher;
  - ✓ Gross margin would have been NT$227 million higher;
  - ✓ Operating expenses would have been NT$227 million higher;
  - ✓ Operating income remain unchanged.

1Q'02 Income Statement - YoY Comparison

TSMC w/o Affiliates

NT$Billion	1Q'02		1Q'01	
Net Sales	31.9	100%	35.2	100%
COGS	(20.2)	-63%	(21.8)	-62%
Gross Margin	11.7	37%	13.4	38%

Amount:NT$Billion	1Q'02		1Q'01		YOY
	Amount	%	Amount	%	%
Net Sales	35.79	100%	39.52	100%	-9%
COGS	(23.76)	-66%	(25.99)	-66%	-9%
Gross Profit	12.03	34%	13.53	34%	-11%
Operation Expense	(3.85)	-11%	(4.27)	-11%	-10%
Operation Income	8.18	23%	9.26	23%	-12%
Net Non-operating Income (Exp.)	(0.22)	-1%	(0.31)	-1%	-29%
Investment Income (Loss)	(0.95)	-3%	(1.52)	-4%	-38%
Income before Tax	7.02	20%	7.43	19%	-6%
Income Tax Credit (Exp.)	(0.43)	-1%	0.99	3%	-
Net Income	6.59	18%	8.42	21%	-22%
EPS (NT$)	0.39		0.49		

1Q'02 Balance Sheet & Cash Flow - YoY Comparison

Amount:NT$Billion	1Q'02		1Q'01		YOY
	Amount	%	Amount	%	%
Cash	58.3	16%	40.0	12%	46%
LT Debt	35.0	10%	29.0	9%	21%
Equity	281.7	79%	270.0	80%	4%
Total Assets	357.2	100%	337.7	100%	6%
Depreciation	12.3	3%	11.3	3%	9%
Capital Expenditure	6.6	2%	18.8	6%	-65%
ROE	9.4%		12.7%		
ROA	8.1%		10.4%		



1Q'02 Income Statement - QoQ Comparison

TSMC w/o Affiliates

NT$Billion	1Q'02		4Q'01	
Net Sales	31.9	100%	30.6	100%
COGS	(20.2)	-63%	(19.6)	-64%
Gross Margin	11.7	37%	11.0	36%

Amount:NT$Billion	1Q'02 Amount	1Q'02 %	4Q'01 Amount	4Q'01 %	QOQ %
Net Sales	35.79	100%	33.13	100%	8%
COGS	(23.76)	-66%	(22.04)	-67%	8%
Gross Profit	12.03	34%	11.09	33%	8%
Operation Expense	(3.85)	-11%	(5.23)	-16%	-26%
Operation Income	8.18	23%	5.86	18%	40%
Net Non-operating Income (Exp.)	(0.22)	-1%	0.19	1%	-
Investment Income (Loss)	(0.95)	-3%	(1.75)	-5%	-46%
Income before Tax	7.02	20%	4.30	13%	63%
Income Tax Credit (Exp.)	(0.43)	-1%	0.22	1%	-
Net Income	6.59	18%	4.51	14%	46%
EPS (NT$)	0.39		0.26		

1Q'02 Balance Sheet & Cash Flow - QoQ Comparison

Amount:NT$Billion	1Q'02		4Q'01		QOQ
	Amount	%	Amount	%	%
Cash	58.3	16%	33.4	10%	75%
LT Debt	35.0	10%	24.0	7%	46%
Equity	281.7	79%	277.2	83%	2%
Total Assets	357.2	100%	335.7	100%	6%
Depreciation	12.3	3%	12.4	4%	-1%
Capital Expenditure	6.6	2%	12.1	4%	-45%
ROE	9.4%		5.4%		
ROA	8.1%		4.8%		

Sales Breakdown by Technology



100%
80%
60%
40%
20%
0%
1Q01
2Q01
3Q01
4Q01
1Q02
1
17
34
30
18
4
22
39
20
15
15
24
31
16
14
21
24
29
15
11
1
30
22
25
13
9
0.13 u-
0.15 u
0.18 u
0.25 u
0.35 u
0.50 u+
Sales
(NT$Bn)
39.5
26.3
26.9
33.1
35.8



Sales Breakdown by Application

Computer | Comm. | Consumer | Memory | Others

100%
75%
50%
25%
0%

	1Q01	2Q01	3Q01	4Q01	1Q02
	18	6	6	2	3
	16	12	25	3	21
	31	17	16	19	18
	32	24	49	20	56
		41		56	
Sales (NT$Bn)	39.5	26.3	26.9	33.1	35.8



Sales Breakdown by Geography

US
Asia
Europe
Japan
100%
80%
60%
40%
20%
0%
13
10
18
59
12
7
18
63
12
3
16
69
5
3
13
80
5
3
14
78
1Q01
2Q01
3Q01
4Q01
1Q02
Sales (NT$Bn)
39.5
26.3
26.9
33.1
35.8

Empowering Innovation

Sales Breakdown by Customer


Fabless
IDM
System
100%
80%
60%
40%
20%
0%
0
36
64
0
37
63
1
32
67
1
28
71
1
21
78
1Q01
2Q01
3Q01
4Q01
1Q02
Sales (NT$Bn)
39.5
26.3
26.9
33.1
35.8



Fab Utilization and ASP Trend

TSMC Group
Out Utilization
(%)**
Utilization (Bars)
ASP (Line)
ASP/8" Equiv.*
(US$)
120
100
80
60
40
20
0
2,000
1,000
0
108
103
90
85
97
99
103
108
102
75
58
67
87
102
92
104
108
101
107
105
70
44
41
50
67
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1
1996
1997
1998
1999
2000
2001
2002

* Average for all Wafers; ASP varies by technology and wafer size

** The utilization rates in 1999 and 2000 have been restated to include affiliates (W... TASMC, WSMC, ... VIS)

Empowering Innovation



Capital Commitment And Capacity

- Revised 2002 CAPEX upwards to US$2.5Bn
- 2002 Capacity Plan:
  - ✓ 332K/per month - as of March 2002
  - ✓ 381K/per month - as of December 2002



2002 Installed Capacity by FAB

FAB	Wafer Size	March*	December*
Fab-2	6"	80	80
Fab-3	8"	78	67
Fab-5	8"	36	35
Fab-6	8"	37	55
Fab-7	8"	28	23
Fab-8	8"	46	60
Fab-12	12"	4	13
Wafer Tech	8"	28	36
VIS	8"	23	23
SSMC	8"	3	8
Total Installed Capacity (8" Equivalent Kpcs)		**332**	**381**

* Estimated monthly capacity in a ordinary month of 31 work days free from interruptions by public holidays, annual maintenance, etc.



Capacity Plan by Technology

0.13 um
0.15 um
0.18 um
0.25 um
0.35 um
0.50 um+
100%
50%
0%
1996
1997
1998
1999
2000
1Q01
2Q01
3Q01
4Q01
1Q02
2Q02(F)
3Q02(F)
4Q02(F)



Recap of Major Events in 1Q02

- TSMC Unveils Nexsys™ -- the Technology for SoC (4/11)
- ATMOS Corporation and TSMC Agree to Collaborate on Compiled SoC-RAM™ Embedded Memory for Nexsys™ 90-Nanometer Process Technology (04/09)
- TSMC Invites World-Renowned Experts to Serve as Independent Board Members and Supervisor (4/4)
- TSMC Awarded Distinguished IEEE Corporate Innovation Award for 2002 (4/2)
- TSMC Reports Minimal Damage Regarding Taiwan Earthquake Occurred on March 31 (04/01)
- ERSO of ITRI and TSMC Joint Forces to Develop MRAM Technology (03/20)
- Simplex Delivers First-Silicon Success for Infineon's Titan 19244, World's First Single-Chip 40 Gbps Framer-Mapper Device -- Simplex's SoC Design Foundry Teams with TSMC on Blockbuster Optical Networking Chip (03/11)
- Philips, STMicroelectronics and TSMC Take Lead in Advanced 90-Nanometer CMOS Process Technologies (03/05)
- TSMC Produces Foundry Industry's First 90-Nanometer Devices (03/05)
- TSMC Board of Directors Proposes NT$1.00 Stock Dividend (02/08)
- TSMC CTO Dr. Chenmin Hu Received 2002 IEEE Solid-State Circuits Award (02/05)
- TSMC Secondary Offering of 52 million ADS at US$16.75 per share (02/01)



2Q02 Guidance

- TSMC's customer demand has been gaining strength in an unabated fashion since mid-2001
- Based upon the current business outlook, guidance for 2Q02 operational results is as follows:
  - ✓ Wafer shipments expect to grow about 20% sequentially
  - ✓ ASP is expected to remain essentially unchanged
  - ✓ Leading-edge-process technologies (≤ 0.18um) capacity utilization to exceed 90% at all TSMC Fabs (incl. WT). Overall utilization rate over 80% .
  - ✓ Expect steady sequential quarterly improvements in both revenue and profit throughout '02.

http://www.tsmc.com

invest@tsmc.com.tw

2002 1st Quarter Results

第一季法人說明會

May 9th, 2002

Empowering Innovation



1Q'02 Result Highlights

Amount:NT$Billion	1Q'02 Amount	4Q'01 Amount	1Q'01 Amount
Net Sales	35.79	33.13	39.52
Net Income	6.59	4.51	8.42
EPS (NT$)	0.39	0.26	0.49
Cash and Equivalent	60.80	33.40	39.98
Debt	44.00	24.00	29.00
Shareholders' Equity	281.71	277.19	270.02



Agenda

• Welcome	
• 1Q'02 Financial Results (unconsolidated)	Harvey Chang
• Remarks	Rick Tsai
• Q&A	Harvey Chang et. al.



Safe Harbor Notice

- TSMC's statements of its current expectations are forward-looking statements subject to significant risks and uncertainties and actual results may differ materially from those contained in any forward-looking statement.
- Information as to those factors that could cause actual results to differ materially from those indicated by TSMC's forward-looking statements can be found in TSMC's Annual Report on Form 20F filed with the U.S. Securities and Exchange Commission on May 9, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: May 9, 2002

By 

Harvey Chang

Senior Vice President & Chief Financial Officer